FOX PETROLEUM INC.

64 Knightsbridge

London, UK SW1X 7JF

March 20, 2008

BY EDGAR AND FAX

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

Attention:	Chris White, Branch Administrator

Dear Sirs/Mesdames:

Re:	Fox Petroleum Inc. (the “Company”) Item 4.01 Form 8-K Filed February 19, 2008 (the “Form 8-K”) File No. 0-52721

We acknowledge receipt of your comment letter dated March 11, 2008 regarding the above referenced filing of the Company and apologize for the delay in responding. We provide below our responses to your comments made in your letter. Our responses below are numbered in a manner that corresponds with your comments as set out in your letter.

1.

Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. This should be filed as an exhibit to an amended Form 8-K. See Item 4 of Form 8-K and Item 304(a)(3) of Regulation S-K.

We confirm we have filed a letter from our former accountant indicating that they are in agreement with our disclosures in the Form 8-K as an exhibit to our Form 8-K/A on March 19, 2008.

In connection with the comments in your letter, we acknowledge that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defence in any proceeding in initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to this request for withdrawal, please contact Bernard Pinsky, counsel for the Company at 604.643.3153.

Yours truly,

FOX PETROLEUM INC.

Per:	/s/ Alexander Craven

Alexander Craven

Vice President Finance and Treasurer